

02005905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
FEB 26 2002

SEC FILE NUMBER
8- 52581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St., 16th Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas LeFevre — 312-786-5970
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name — if individual, state last, first, middle name)

230 W. Monroe, Suite 330	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/02

OATH OR AFFIRMATION

I, Ted A. Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRR, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Patricia A. Rhodes
Notary Public

Ted A. Fried
Signature

PRES. OF THE MANAGING MEMBER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID & BERNSTEIN LLP

Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
TRR, LLC
Chicago, IL

We have audited the accompanying statement of financial condition of TRR, LLC as of December 31, 2001 and the related statements of operations and changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRR, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 11, 2002

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711


FEB 26 2002

TRR, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001

TRR, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2001

CONTENTS

TRR, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 11,125
Due from clearing organization	8,531,291
Other receivables	15,196
Marketable securities, at market value	1,466,319
Property, equipment and intangibles, net	6,393
JBO preferred stock ownership	10,000
	$ 10,040,324

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 8,561,934
Accrued expenses	2,132
	8,564,066
Members' Capital	1,476,258
	$ 10,040,324

See Notes to Financial Statements.

TRR, LLC

STATEMENT OF OPERATIONS AND CHAnGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Trading loss, net of commissions	$ (596,795)	
Interest and dividend income:		
Credit interest	64,060	
Short stock interest	349,732	
Muni interest	3,170	
Dividend income	4,958	
		$ (174,875)
Bank interest		255
		(174,620)
EXPENSES:		
Clerk and consultants' fees	192,390	
Bonus	4,000	
Interest expense	161,681	
Seat lease	144,030	
Online services and technology fees	109,845	
Office expense	3,171	
Exchange dues/fees	11,480	
Office rent	19,036	
Professional fees	28,793	
Dividend expense	9,193	
Depreciation	1,375	
Amortization	262	
		685,256
NET LOSS		$ (859,876)
MEMBERS' CAPITAL, BEGINNING OF YEAR		2,307,839
CAPITAL CONTRIBUTIONS		1,253,795
CAPITAL WITHDRAWALS		(1,225,500)
MEMBERS' CAPITAL, END OF YEAR		$ 1,476,258

See Notes to Financial Statements.

TRR, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATIONS:		
Net loss	$ (859,876)	
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	1,637	
Changes in operating assets and liabilities:		
Increase in receivables	(2,073,747)	
Decrease in securities owned	6,491,872	
Decrease in securities sold, not yet purchased	(3,547,903)	
Decrease in accrued expenses	(32,750)	
Net cash used in operations		$ (20,767)
INVESTING ACTIVITIES		
Purchase of fixed assets		(6,873)
FINANCING ACTIVITIES:		
Capital contributions	1,253,795	
Capital withdrawals	(1,225,500)	
Net cash provided by financing activities		28,295
NET INCREASE IN CASH		655
CASH, BEGINNING OF YEAR		10,470
CASH, END OF YEAR		$ 11,125

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest	$ 192,272

See Notes to Financial Statements.

1. Organization:

TRR, LLC ("Company") was organized under the Limited Liability Company Act of Illinois on May 3, 2000. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board of Exchange (CBOE). The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the CBOE.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Property and equipment are stated at cost, and are depreciated using straight-line and accelerated methods over estimated useful lives ranging from three to thirty-nine (39) years. Organization costs are amortized over five years.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Financial Instruments:

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

3. Financial Instruments – continued:

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments with varying degree of off-balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 6 regarding derivatives.

4. Securities Owned and Sold But Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$ 87,934	$ 6,490,589
Options	1,378,385	2,071,345
	$ 1,466,319	$ 8,561,934

The options stated above represent derivative financial instruments. See Note 6.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital of $1,194,355, which was $1,094,355 in excess of its required capital.

6. Derivative Financial Instruments:

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other

6. Derivative Financial Instruments – continued:

positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2001. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2001 are summarized as follows:

	Held	Written
Options	$ 82,165,203	$ 65,673,239
Financial Futures Contracts	$ 2,180	$ 1,860

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

7. Principal Transaction Losses:

During 2001 the Company's principal transaction losses consisted entirely of equity activities (including equity shares, options, futures, futures on stock indexes and options on stock indexes) totaling $596,795.

8. Receivable From Clearing Organization:

The amount due from clearing organization results primarily from proceeds of stock and option sales. The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2001, substantially all assets of the Company are deposited with the clearing organization.

9. JBO Preferred Stock:

The investment represents preferred restricted stock in the Company's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

10. Seat Leases:

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

11. Office Lease:

Office space is leased by the Company from its clearing organization on a month-to- month basis at currently negotiated rates.

12. Property, Equipment and Intangible Assets:

Property, equipment and intangible assets as of December 31, 2001 consist of the following:

Computer	$ 6,873
Organization costs	1,310
	8,183
Less accumulated depreciation and amortization	(1,790)
	$ 6,393

TRR, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 1,476,258
Less:	
Non-allowable assets	(16,393)
Haircuts required	(265,510)
NET CAPITAL	1,194,355
Minimum capital requirement	(100,000)
EXCESS NET CAPITAL	$ 1,094,355
EXCESS NET CAPITAL AT 1000%	$ 1,194,355

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ -
Ratio: Aggregate indebtedness to Net Capital	0.00% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by the Company as of December 31, 2001.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
TRR, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of, TRR, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TRR, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management has informed us that the controller exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raich & Bernstein LLP

February 11, 2002